Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-166008

Prospectus Supplement, dated August 20, 2010

to

Prospectus, dated July 9, 2010

CORNING NATURAL GAS CORPORATION

This prospectus supplement updates certain information set forth in our prospectus, dated July 9, 2010, as supplemented on August 17, 2010, with respect to the offering of common stock transferable subscription rights to purchase up to an aggregate of 104,100 shares of our common stock. The information in this prospectus supplement should be read in conjunction with the information set forth in our prospectus and the information incorporated therein by reference.

As noted in the prospectus in various places in the prospectus, including under the heading "Risk Factors - Holders of 10% or more of our outstanding common stock may not be able to exercise their subscription rights without the consent of the NYPSC", under 2009 revisions to NY Public Service Law Section 70, individuals and a variety of entities, in addition to corporations, are restricted in their ability to purchase, acquire, take or hold more than 10% of the voting stock of gas utilities without the consent of the NYPSC. The Company filed a petition with the NYPSC on May 17, 2010 (Case 10-G-0224), for either an interpretation that exercise of the subscription rights would not be subject to NYPSC approval pursuant to Section 70 or, in the event that such exercise is found to be subject to Section 70, a determination that exercise of the subscription rights is in the public interest and therefore should be approved. By order dated August　20, 2010, the NYPSC approved: (i) the exercise of subscription rights in the offering, including by shareholders holding in excess of 10% of the outstanding shares at the time of exercise or whose exercise would cause the shareholder to hold in excess of 10%, (ii) any past and ongoing participation by shareholders in the Company's dividend reinvestment plan, and (iii) the exercise, prior to August 19, 2010, of stock options granted prior to the 2009 changes in the NYPSC Law by our President and CEO Michael German. The NYPSC declined to make a declaratory ruling that such transactions were not subject to review under Section 70.

There can be no assurance that any shareholders will exercise their subscription rights, however, given the NYPSC order, certain holders of up to 48% of our shares are no longer limited by the NYPSC in their ability to exercise their rights.

This prospectus supplement should be read together with the prospectus of the Company, dated July 9, 2010, as supplemented on August 17, 2010, and is solely an offer with respect to the subscription rights and our shares issuable upon exercise of those rights as described in that prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the prospectus to which it relates contain statements that are forward-looking, such as statements relating to future capital expenditures, financing sources and availability, business development and acquisitions, dispositions, and the effects of regulation and competition. The words "believe," "expect," "anticipate," "intend," "may," "plan," and similar expressions are intended to identify these statements. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results. Accordingly, actual results may differ materially from those expressed in any forward-looking statements. These statements include but are not limited to statements in the prospectus under the captions "Questions and Answers About the Rights Offering," "Summary" and "Risk Factors," as well as all other sections in the prospectus.

Prospectus Supplement, dated August 20, 2010